# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: URSB Bancorp, Inc., CIK 0002084261
CUSIP: 90323M102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 11-15 COOKE AVENUE, CARTERET, New Jersey (NJ), 07008
Date of event which requires filing of this statement: 09/18/2026
Filed by CIK 0001026081
Persons authorized to receive notices and communications: LAWRENCE B. SEIDMAN, 900 Lanidex Plaza, Suite 230, 1325 Avenue of the Americas, Parsippany, New Jersey (NJ), 07054, 973-952-0405; STEVE WOLOSKY, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- SEIDMAN & ASSOCIATES LLC ET AL (CIK 0001000267): type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); source of funds: working capital (WC); sole voting power 51,642; shared voting power 0; sole dispositive power 51,642; shared dispositive power 0; aggregate amount beneficially owned 51,642 (2.21% of the class)
- SEIDMAN INVESTMENT PARTNERSHIP LP (CIK 0000938596): type of reporting person: partnership (PN); citizenship or place of organization: New Jersey (NJ); source of funds: working capital (WC); sole voting power 14,824; shared voting power 0; sole dispositive power 14,824; shared dispositive power 0; aggregate amount beneficially owned 14,824 (0.64% of the class)
- Seidman Investment Partnership II LP: type of reporting person: partnership (PN); citizenship or place of organization: New Jersey (NJ); source of funds: working capital (WC); sole voting power 9,706; shared voting power 0; sole dispositive power 9,706; shared dispositive power 0; aggregate amount beneficially owned 9,706 (0.42% of the class)
- LSBK06-08 LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: working capital (WC); sole voting power 31,414; shared voting power 0; sole dispositive power 31,414; shared dispositive power 0; aggregate amount beneficially owned 31,414 (1.35% of the class)
- Broad Park Investors LLC: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); source of funds: working capital (WC); sole voting power 11,720; shared voting power 0; sole dispositive power 11,720; shared dispositive power 0; aggregate amount beneficially owned 11,720 (0.5% of the class)
- Chewy Gooey Cookies LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 6,739; shared voting power 0; sole dispositive power 6,739; shared dispositive power 0; aggregate amount beneficially owned 6,739 (0.29% of the class)
- Veteri Place Corp (CIK 0001749195): type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); source of funds: other (OO); sole voting power 24,530; shared voting power 0; sole dispositive power 24,530; shared dispositive power 0; aggregate amount beneficially owned 24,530 (1.06% of the class)
- SEIDMAN LAWRENCE B (CIK 0001026081): type of reporting person: individual (IN); citizenship or place of organization: New Jersey (NJ); source of funds: other (OO); sole voting power 126,045; shared voting power 0; sole dispositive power 126,045; shared dispositive power 0; aggregate amount beneficially owned 126,045 (5.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: URSB Bancorp, Inc.
Address of issuer's principal executive offices: 11-15 COOKE AVENUE, CARTERET, New Jersey (NJ), 07008

## Item 2. Identity and Background
Name of person filing:
This statement is being filed by Seidman and Associates, L.L.C. ("SAL"), a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 900 Lanidex Plaza, Suite 230, Parsippany, New Jersey 07054. Lawrence Seidman is the managing member of SAL.

This statement is also being filed by Seidman Investment Partnership, L.P. ("SIP-1"), a New Jersey limited partnership, organized to invest in securities, whose principal and executive offices are located at 900 Lanidex Plaza, Suite 230, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole general partner of SIP-1 and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by Seidman Investment Partnership II, L.P. ("SIP-2"), a New Jersey limited partnership, organized to invest in securities, whose principal and executive offices are located at 900 Lanidex Plaza, Suite 230, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole general partner of SIP-2 and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by LSBK06-08, L.L.C. ("LSBK"), a Florida limited liability company, organized to invest in securities, whose principal and executive offices are located at 215 Via Del Mar, Palm Beach, Florida 33480. Lawrence Seidman is the managing member of LSBK.

This statement is also being filed by Broad Park Investors, L.L.C. ("Broad Park"), a New Jersey limited liability company formed, in part, to invest in stocks of public companies, whose principal and executive offices are located at, 354 Eisenhower Parkway, Suite 1900, Livingston, New Jersey 07039. Lawrence Seidman is the investment manager of Broad Park.

This statement is also being filed by Chewy Gooey Cookies, L.P. ("Chewy"), a Delaware limited partnership formed, in part, to invest in stocks of public companies, whose principal and executive offices are located at, 354 Eisenhower Parkway, Suite 1900, Livingston, New Jersey 07039. Lawrence Seidman is the investment manager of Chewy.

This statement is also being filed by Veteri Place Corporation ("Veteri"), a New Jersey corporation that serves as the general partner of each of SIP-1 and SIP-2, whose principal offices are located at 900 Lanidex Plaza, Suite 230, Parsippany, NJ 07054. Lawrence Seidman owns all the voting shares of Veteri and is the only officer and director of Veteri.

This statement is also being filed by Lawrence Seidman ("Seidman"), whose principal offices are located at 900 Lanidex Plaza, Suite 230, Parsippany, NJ 07054. Seidman serves as the managing member of SAL; the President of Veteri Place Corporation (of which he is the sole officer and director), the President of the general partner of each of SIP-1 and SIP-2, the managing member of LSBK; and investment manager of each Broad Park and Chewy, and accordingly has sole and exclusive investment discretion and voting authority with respect to the Shares owned by each of SAL, SIP-1, SIP-2, LSBK, Broad Park, and Chewy.
Residence or business address: The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director, each general partner and each controlling person, if any, of SAL, SIP-1, SIP-2, LSBK, Broad Park, Chewy, Veteri and Seidman, is set forth in Exhibit 1 hereto. SAL, SIP-1, SIP-2, LSBK, Broad Park, Chewy, Veteri and Seidman shall hereinafter be referred to as the "Reporting Persons". The Reporting Persons have formed a group with respect to the securities of the Issuer within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").
Present principal occupation or employment: See above.
Criminal convictions in the last five years: No Reporting Person, nor any person listed on Exhibit 1, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person, nor any person listed on Exhibit 1, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Seidman is a citizen of the United States of America. The citizenship of the persons listed on Exhibit 1 is set forth therein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase cost of the 126,045 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $1,373,442.34, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons originally purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Seidman had an in-person meeting and several phone conversations with the Issuer's senior management, including regarding the addition of Ray Vanaria to the Board, and feels confident that the Issuer is working to maximize the value of the shares owned by all of its shareholders.

None of the Reporting Persons or, to the best of the Reporting Persons' knowledge, the persons listed on Exhibit 1 has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and results of operations, the Reporting Persons' investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in further communications with management and the Board of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each Reporting Person is based upon 2,334,375 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026.

An aggregate of 126,045, constituting approximately 5.40% of the Shares outstanding are reported by the Reporting Persons in this statement.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the close of business on September 22, 2026: SAL beneficially owned 51,642 Shares, approximately 2.21% and SAL's transactions in the Shares during the past sixty days are listed in Exhibit 2.

SIP-1 beneficially owned 14,824 Shares, approximately 0.64% and SIP-1's transactions in the Shares during the past sixty days are listed in Exhibit 2.

SIP-2 beneficially owned 9,706 Shares, approximately 0.42% and SIPI-2's transactions in the Shares during the past sixty days are listed in Exhibit 2.

LSBK beneficially owned 31,414 Shares, approximately 1.35% and LSBK's transactions in the Shares during the past sixty days are listed in Exhibit 2.

Broad Park beneficially owned 11,720 Shares, approximately 0.50% and Broad Park's transactions during the past sixty days are listed in Exhibit 2.

Chewy beneficially owned 6,739 Shares, approximately 0.29% and Chewy's transactions during the past sixty days are listed in Exhibit 2.

Veteri, (i) as the general partner of each of SIP-1 and SIP-2 may be deemed the beneficial owner of the 14,824 Shares owned by SIP-1 and the 9,706 Shares owned by SIP-2. Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 24,530 Shares, approximately 1.06%. Veteri has not entered into any transactions in the Shares during the past sixty days.

Seidman individually does not own Shares, and (i) as the managing member of SAL may be deemed the beneficial owner of the 51,642 Shares owned by SAL, (ii) as the sole officer of Veteri, the general partner of each SIP-1 and SIP-2, may be deemed the beneficial owner of the 14,824 Shares owned by SIP-1 and the 9,706 Shares owned by SIP-2, (iii) as the managing member of LSBK, may be deemed the beneficial owner of the 31,414 Shares owned by LSBK, (iv) as the investment manager for each Broad Park and Chewy, may be deemed the beneficial owner of the 11,720 Shares owned by Broad Park, and the 6,739 Shares owned by Chewy. Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 126,045 Shares, approximately 5.40%. In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares. Seidman has not transacted in the Shares during the past sixty days.
Transactions in the class effected during the past sixty days:
In the past sixty days, each of SAL, SIP-1, SIP-2, LSBK, Broad Park and Chewy purchased shares in the open market as set forth in Exhibit 2, attached hereto and incorporated herein by reference. Veteri and Seidman have not purchased or sold any shares.

Each of the Reporting Persons, as a member of a "group" with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the persons listed on Exhibit 1 to the Schedule13D beneficially owns any securities of the Issuer.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On September 23, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Item 2(e)

Exhibit 2 - Transactions in the Shares during the past sixty days.

Exhibit 99.1 - Joint Filing Agreement dated September 23, 2026.

## Signatures
- SEIDMAN & ASSOCIATES LLC ET AL: /s/ Lawrence B. Seidman, Lawrence B. Seidman, Managing Member (09/23/2026)
- SEIDMAN INVESTMENT PARTNERSHIP LP: /s/ Lawrence B. Seidman, Lawrence B. Seidman, President of Veteri Place Corporation, its General Partner (09/23/2026)
- Seidman Investment Partnership II LP: /s/ Lawrence B. Seidman, Lawrence B. Seidman, President of Veteri Place Corporation, its General Partner (09/23/2026)
- LSBK06-08 LLC: /s/ Lawrence B. Seidman, Lawrence B. Seidman, Managing Member (09/23/2026)
- Broad Park Investors LLC: /s/ Lawrence B. Seidman, Lawrence B. Seidman, Investment Manager (09/23/2026)
- Chewy Gooey Cookies LLP: /s/ Lawrence B. Seidman, Lawrence B. Seidman, Investment Manager (09/23/2026)
- Veteri Place Corp: /s/ Lawrence B. Seidman, Lawrence B. Seidman, President (09/23/2026)
- SEIDMAN LAWRENCE B: /s/ Lawrence B. Seidman, Lawrence B. Seidman (09/23/2026)